Exhibit (a)(1)(G)

Form of Communication to Eligible Employees Confirming Decline of Offer

Decline Confirmation

Subject:  Stock Option Exchange Decline Confirmation

Dear Team Member,

Our records indicate that you have elected not to tender one or more of your eligible option grants pursuant to DealerTrack’s Offer to Exchange certain grants of your stock options for replacement options.

The option grants that are eligible options are shown below:

Exchange
			Exercise	Eligible			Entire
Original	Option		Price per	Options for	Exchange	Replacement	Eligible
Grant Date	Number	Option Type	Share	Exchange	Ratios	Shares	Option?

Your election means that you have declined to exchange some or all of your eligible option grants, and that if you do not change this election you will retain such option grants with their present terms, including exercise prices, vesting schedules and other terms and conditions.

If the above is not your intent, we encourage you to log back into the exchange offer website to change your election before 11:59 p.m., Eastern Time on September 3, 2009, unless we extend the expiration date of the exchange offer. If we extend the exchange offer beyond this deadline, we will notify you of the extension. After the exchange offer ends, you cannot change your election and the last election that we received from you before the deadline will be final. You can change an election by following the instructions on the exchange offer website at https://dealertrack.equitybenefits.com.

Should you have any questions, please contact DealerTrack’s Option Exchange Customer Service Center at 1-800-494-7195 or by email to dealertrack@sos-team.com.

The complete terms and conditions of the exchange offer are described in the Offer to Exchange Certain Stock Options for Replacement Stock Options, dated as of August 7, 2009 which you can access at https://dealertrack.equitybenefits.com.

Accept Confirmation